SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2013

Commission file number: 1-14872

SAPPI LIMITED
(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

INCORPORATION BY REFERENCE

Sappi Limited’s announcement, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing); the impact on our business of the global economic downturn; unanticipated production disruptions (including as a result of planned or unexpected power outages); changes in environmental, tax and other laws and regulations; adverse changes in the markets for our products; the emergence of new technologies and changes in consumer trends including increased preferences for digital media; consequences of our leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed; adverse changes in the political situation and economy in the countries in which we operate or the effect of governmental efforts to address present or future economic or social problems; the impact of restructurings, investments, acquisitions, dispositions and other strategic initiatives (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions or implementing restructurings or strategic initiatives (including dissolving wood pulp conversion projects), and achieving expected savings and synergies; and currency fluctuations. We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

Sappi Limited

Media Release

09 September 2013

Sappi Limited

(Registration number 1936/008963/06)

(Incorporated in the Republic of South Africa)

Share code: SAP

ISIN: ZAE000006284); NYSE code SPP

 (“Sappi” or the “Company”)

SAPPI LIMITED ANNOUNCES ITS INTENTION TO VOLUNTARILY DELIST FROM THE NEW YORK STOCK EXCHANGE

Sappi Limited (“Sappi” or the “Company”) (NYSE: SPP) announces its intention to voluntarily delist its American Depositary Shares (“ADSs”), which are evidenced by American Depositary Receipts (“ADRs”), from the New York Stock Exchange (“NYSE”). Sappi will convert its current ADR program into a Level I ADR program to give current ADR holders the option to continue to hold ADRs. Level I ADRs are traded in the U.S. over-the-counter market as opposed to on a U.S. national securities exchange.

The Company’s decision to delist from the NYSE is based on the low trading volume of its ADSs on the NYSE as well as the high costs and administrative complexity associated with maintaining its listing and registration in the United States. As of today, less than 1% of Sappi’s shares are held through its ADR program, and for the twelve months ended 28 August 2013, less than 1% of Sappi’s average daily trading volume occurred on the NYSE, where the Company has been listed since 1998.

Sappi believes that the resulting savings in costs and management time will benefit the Company and its shareholders. Sappi is fully committed to its U.S. shareholders and believes that the continued trading of the Company’s ordinary shares on the JSE Limited (the “JSE”), previously known as the Johannesburg Stock Exchange, will provide sufficient liquidity to its shareholders, including its U.S. shareholders, and access to capital for the Company.

“Delisting from the NYSE is in line with Sappi’s strategy to reduce costs and improve efficiency. As a South Africa-headquartered company, our primary listing will remain the JSE, as it has been since 1937,” commented Sappi Limited Chief Executive Officer Ralph Boëttger. “Sappi remains committed to high standards of corporate governance and transparency in financial reporting.”

Sappi is subject to the JSE Listings Requirements, corporate governance standards as reflected in the guidelines contained in the King Report on Governance for South Africa 2009, as well as laws applicable to publicly listed companies in South Africa. Sappi reiterates its commitment to provide investors with timely information regarding significant business and financial developments. The Company expects to continue to host regular investor relations activities, including quarterly earnings reporting, earnings calls, analyst meetings and investor roadshows.

Sappi delivered notice today to the NYSE that it intends to delist the ADSs.  As disclosed in the notice to the NYSE, Sappi expects to file a notification of removal from listing on the NYSE via Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) on or about 19 September 2013. The delisting of the ADSs should be effective on 30 September 2013. The anticipated effective date may be delayed if the SEC postpones the effectiveness of the application to delist or for other reasons.

Concurrent with the delisting from the NYSE, Sappi also intends to file with the SEC a certification of termination of registration on Form 15F to terminate the registration of the ADSs under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) and to suspend Sappi’s reporting obligations with the SEC. Sappi expects that its obligation to file reports with the SEC will be suspended immediately upon the delisting of the ADSs from the NYSE. Sappi reserves the right to delay the filing of the Form 25 or Form 15F or withdraw either Form for any reason prior to their effectiveness.

Sappi further announces that it has agreed with the Bank of New York Mellon to amend the Deposit Agreement pursuant to which the ADRs were issued in connection with the conversion to a Level I ADR program.  The amendment is expected to become effective on or about 30 September 2013.

09 September 2013
Johannesburg

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2013

SAPPI LIMITED,

By:	/s/ L. Newman
Name: L. Newman
Title: Group Financial Controller